Mail Stop 3561

				September 29, 2005

By Facsimile and U.S. Mail

Mark Leland
Chief Financial Officer
El Paso Corporation
1001 Louisiana Street
Houston, TX 77002

		Re:	Southern Natural Gas Company
			Form 10-K for the year ended December 31, 2004
			Filed March 29, 2005
			File No. 1-2745


Dear Mr. Leland:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Southern Natural Gas Company Form 10-K for the year ended December
31, 2004

General

1. Your approved FERC rate of return is useful information.
Prospectively, please disclose such information.

2. Explain to us what consideration you gave to the adoption of SFAS no. 143. Please be detailed in your response.




Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 5

Capital Expenditures, page 8

3. Explain to us your capitalization policy with respect to maintenance expenditures. In this regard, we noted a significant increase in the amount of capitalized maintenance expenditures in 2004, as compared with 2003. Also, explain if your capitalization policy is consistent with that of your parent.

1. Basis of Presentation and Summary of Significant Accounting
Policies, page 21

4. Prospectively, ensure that you will disclose the composite rates of depreciation for your regulated property.

2. Income Taxes, page 25

5. Explain if you have provided a deferred tax liability for the equity component of the allowance for funds used during construction.

Debt and Other Credit Facilities, page 27

6. Prospectively, enhance your long-term debt table to include the month that your bonds will mature. Please also disclose any call or sinking fund terms or indicate which bonds are non-callable. See Rule 5-02 of Regulation S-X as well as paragraph 4 to SFAS no. 129.

11. Investments in Unconsolidated Affiliates and Transactions with Affiliates, page 35

7. Please reconcile the amount of income recorded from your equity method investments to the amount reported on the investee`s consolidated statements of income. Furthermore, explain in detail why you have timing differences related to these investees, and quantify such differences for the past three years.
``````````````````````````````
		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Michael Moran, Esq.
		Branch Chief















??

??

??

??

Mr. Mark Leland
Southern Natural Gas Company
September 29, 2005
Page 2


2